950 48th Avenue North

Suite 203

Myrtle Beach, SC 29577

(843) 213-0999

(843) 213-0788 (fax)

www.nexitybank.com

August 31, 2007

Ms. Sharon M. Blume

Reviewing Accountant

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Nexity Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 15, 2007 File No. 0-30777

Dear Ms. Blume:

I received your comment letter dated August 8, 2007 regarding your review of our supplemental response letter. We acknowledge that Nexity Financial Corporation (“Nexity”) is responsible for the adequacy and accuracy of the disclosure in this filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and Nexity may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 51

1.	We have reviewed your response to prior comment two from our letter dated July 18, 2007. Paragraph 16b of SFAS 95 specifically precludes classification of cash flows related to SFAS 115 trading securities as investing securities. Further, paragraph 8 of

Sharon M. Blume

Securities and Exchange Commission

August 31, 2007

SFAS 102 specifies that the cash flows related to these securities (i.e. SFAS 115 trading) should be classified as operating activities. See our comment below and advise or revise as necessary.

In our previous response to you, we outlined our reasons for classifying our purchases and sales of trading securities in investing activities versus operating activities in the Statement of Cash Flows. As we previously responded, we do not believe our trading securities meet the traditional definition of “trading” securities as defined by SFAS 115 because we do not buy and hold these securities for short periods while taking price risk. Therefore, these securities do not possess the same characteristics as typical trading assets meaning that we do not profit or loss from the holding of these assets. We classify these securities on the balance sheet as “trading” securities only to distinguish these securities from our own portfolio of securities which are classified as available for sale.

However, we do acknowledge the requirements of paragraph 16b of SFAS 95 as well as paragraph 8 of SFAS 102 and will classify all future purchases and sales of trading securities in the operating activities section of the Statement of Cash Flows beginning with the Statement of Cash Flows included in our June 30, 2007 form 10-Q.

2.	Please provide us with a comprehensive analysis of the impact of this change on your Statement of Cash Flows, including the quantitative and qualitative factors considered (SAB 99 analysis). If you determine that this change would result in a material change, please amend your Forms 10-K and 10-Q for the fiscal year ended December 31, 2006 and fiscal quarter ended March 31, 2007, respectively to present cash flows from purchases and sales of trading securities as operating activities. In your amendments, disclose the information required by paragraph 26 of SFAS 154, mark the applicable financial statements as restated and provide an explanatory paragraph at the beginning of your filings describing the reason for the amendment. Also, consider the need to file an Item 4.02 8-K.

The impact of this change to the previously reported Statements of Cash Flows included in our forms 10-K and 10-Q for the year ended December 31, 2006 and the quarter ended March 31, 2007, respectively would not be material, both qualitatively and quantitatively, based upon the following considerations. SEC Staff Accounting Bulletin No. 99, “Materiality” encourages an assessment of materiality based upon all the facts and circumstances surrounding a particular matter. Stated another way, a matter is material if a reasonable person or investor would have considered it important to an investment decision.

If our purchases and sales transactions are to be considered operating activities, they should be considered so on a net basis. Our trading securities are unique in nature because of our correspondent banking service. Through that service, we routinely purchase and sell securities

Sharon M. Blume

Securities and Exchange Commission

August 31, 2007

on behalf of our correspondent customers, which are settled in our name and then transferred to our customers within one to three business days. Basically, these transactions are risk-free in that the security is already sold when we purchase it and the income that is derived is more of a brokerage fee. If the purchases and sales of our trading securities are “operating” activities, in our view the brokerage fee is the essence of the operating activity.

For example, the December 31, 2006 Statement of Cash Flows from form 10-K disclosed purchases of trading securities in the amount of $1,998,500 and the March 31, 2007 Statement of Cash Flows from Form 10-Q disclosed proceeds from sales of trading securities of $1,998,500 in the investing section of the Statement of Cash Flows. These two transactions involved the same security that was purchased and sold on December 29, 2006 for one of our correspondent customers. However, delivery of the security could not take place until January 2, 2007; therefore the bond remained on our balance sheet at December 31, 2006. The resulting brokerage fee from the transaction we collected was $1,500. As stated above, we believe the true “operating” activity from this transaction is the $1,500 fee not the inflow and outflow of the bond principal.

Therefore, including the outflow and inflow of funds from this transaction in the investing activities section of the cash flow statement versus the operating activities section in our opinion would not be misleading to a reasonable person or investor because the net effect of the transaction (the brokerage fee) is clearly inconsequential to the operating activities of the Statements of Cash Flows for each respective period. Therefore, we do not believe an amendment to the Statements of Cash Flows for the year ended December 31, 2006 and the quarter ended March 31, 2007 to present these activities as operating activities would be meaningful.

If you have any questions or need additional information, please call me at (843) 213-0999 or email me at jmoran@nexitybank.com.

Sincerely,

/s/ John J. Moran

John J. Moran

Executive Vice President &

Chief Financial Officer

Cc:	Michael D. Waters Balch & Bingham, LLP Hanson Borders Mauldin & Jenkins, LLC